(212) 574-1206
December 5, 2005
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Johanna Vega Losert

Re:	Euroseas Ltd. Registration Statements on Form F-1 (File No. 133-129145) and Form F-4 (File No. 133-129144)
Dear Ms. Losert:
     Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the “Company”), in connection with Euroseas’ Registration Statements on Form F-1 and Form F-4, filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2005. By letter dated November 18, 2005 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Company with its comments on the Registration Statements.
     In response to the Comment Letter, the Company has prepared and filed with the Commission pre-effective Amendment No. 1 to the Form F-1, pre-effective amendment No. 1 to the Form F-4 and this letter. The purpose of this letter is to aid your review of each Amendment No. 1 by responding to each of the comments in the Comment Letter and, when appropriate, identifying the location of the changes or additions made in each Amendment No. 1. The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter. References to page numbers in the responses below are to page numbers in the revised Registration Statements.
General
1.	Please confirm that to the extent our comments on the Form F-1 registration statement apply to the Form F-4, you will make conforming revisions as appropriate.

The Company confirms that to the extent the Staff’s comments on the Form F-1 apply to the Form F-4, it will make conforming revisions where appropriate.
2.	Please include a section describing the key information regarding the terms of the offering, both in the summary and in the body of the prospectus. For example, disclose the various factors considered in determining the offering price for the securities. Refer to Item 2 of Form 20-F and Instruction to Item 503 (a) of Regulation S-K.
The Company has revised the disclosure on page 1 and page 67 of the F-1 to include a section summarizing the offering by the selling shareholders.
3.	Please provide dilution information as required by Item 9.E. of Form 20-F.
The Company has added the dilution information on page 22 of the F-1 and 15 of the F-4.
4.	Please include a capitalization and indebtedness table pursuant to Item 3.B. of Form 20-F.
The Company has added the capitalization and indebtedness table on page 22 of the F-1 and 15 of the F-4.
Cover Page
5.	Please disclose that this is your initial public offering.
The Company has revised the cover page to disclose that this is the Company’s initial public offering of its common stock.
6.	We note your disclosure on pages 17 and 57 indicating that you intend to apply to list your common stock on the Nasdaq National Market. If true, please disclose that fact on the cover page, and disclose elsewhere in the document the status of your listing application with the Nasdaq National Market, or other such exchange. Also clarify the form in which you will have your securities traded in the United States. Refer to Item 9.C of Form 20-F and item 501(b)(4) of Regulation S-K.
The Company has revised the disclosure on the cover page and on pages 1, 18 and 62 of the F-1 to indicate that the Company has filed an application to list its common stock on the Nasdaq National Market. The Company has also added disclosure on such pages advising that it may not be able to obtain such listing and, if such listing is not obtained, that it will seek to list its common stock on the OTC Bulletin Board or another exchange.
7.	Furthermore, please revise the Form F-4 disclosure to be consistent. Currently pages 42 and 47 of the Form F-4 reflect that you will use your best efforts to file, at or before the time of effective time of the Merger, authorization for listing of the Euroseas shares either on the NASDAQ SmallCap Market, The American Stock Exchange Inc. or, if permissible, the NASDAQ National Market.

The Company has revised the cover page and pages 4, 30, 45 and 50 of the F-4 to be consistent with the F-1 and to indicate that the Company has filed an application to list its common stock on the Nasdaq National Market. The Company has also added disclosure on such pages advising that it may not be able to obtain such listing.
8.	Your disclosure at the end of the second paragraph does not appear to reflect your Item 512 undertaking that you will file a post effective amendment (as opposed to a prospectus supplement) to reflect material changes to the plan of distribution, such as the involvement of underwriters in the offering. Please clarify.
The Company has revised the disclosure at the end of the second paragraph on the cover page to reflect its Item 512 undertaking that it will file a post-effective amendment to reflect material changes to the prospectus.
About this Prospectus, page ii
9.	We note your disclosure that if a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in the prospectus, you should rely on the information in the prospectus supplement, Please confirm your understanding that the disclosure in prospectus supplements may enhance disclosure in the base prospectus, but should not contradict it.
The Company confirms that the disclosure in any prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.
Our Competitive Strengths, page 2
10.	Please clarify what you mean by your statement that the family has “over 100 years experience in shipping.” Does that mean the family has owned vessels since 1905? Or is that the combined experience of the family’s management team? Please revise as appropriate.
The Company has revised the disclosure on pages 2 and 43 of the F-1 and page 64 of the F-4 to clarify the Pittas family’s experience in the shipping business.
11.	Please disclose over how many years the Pittas family has been operating vessels profitably.
The Company has revised the disclosure on pages 2 and 43 of the F-1 and page 65 of the F-4 to clarify that the Pittas family has operated vessels for the past 125 years and many of those years have been profitable.
Our Business Strategy page 2

12.	Please tell us about the current status of any negotiations to expand your fleet. We note your statement that with the proceeds of your recent private placement transaction, you plan to expand your fleet.
The Company has supplemented the disclosure on pages 3 and 43 of the F-1 and page 65 of the F-4 to disclose that it signed a contact to purchase an additional vessel which was delivered on November 25, 2005 and that it is currently in negotiations to purchase additional vessels, but such negotiations have not yet resulted in any binding contracts.
Dividend Policy, page 22
13.	Please revise to provide a more concise discussion of the dividend policy. The summary should not merely repeat the text of the prospectus, yet this section is identical to the Dividend Policy section in the MD&A on page 27. Refer to Instruction to Item 503(a) of Regulation S-K.
The Company has revised the disclosure on page 3 of the F-1 so that it is a more concise discussion of the Company’s dividend policy.
Recent Developments, page 3
14.	Please tell us why the merger with Cove Apparel was a condition to the private placement, and revise to briefly explain if appropriate. Refer to our related comment in the Business section.
The Company has supplemented the disclosure on page 3 of the F-1 to explain why the merger was a condition to the private placement.
Summary Consolidated Financial Data, page 4
and
Selected Historical Financial Information, page 20
15.	With respect to the dividend declared in 2005, we note the amount is in excess of previously retained earnings. Please provide footnote disclose here, and revise your dividend policy disclosure, to describe this dividend as a one-time capital repayment to shareholders, if this is the case, and to disclose whether or not you believe this repayment is indicative of dividends that investors may reasonably expect to receive in the future.
The Company has added a footnote to the disclosure on pages 6 and 25 of the F-1 and page 6 of the F-4 to advise shareholders that the dividend paid out in 2005 was a one-time dividend and cannot be considered indicative of future dividend payments.
16.	You present EBITDA as a measure of operating performance because it eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which may vary for different companies. It is not clear why investors would find it useful to ignore these various effects when evaluating your business.

Therefore, we are not persuaded that you have appropriately justified the use of this non-GAAP financial measure in the evaluation of your performance. Please revise to remove your presentation of EBITDA in the prospectus. See Item 10(e)(1)(i)(C) of Regulation S-K and “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” prepared by Staff Members of the Division of Corporation Finance, Answer 8, for guidance.
The Company has removed the presentation of EBITDA from the F-1 and the F-4.
17.	Please revise your disclosures to describe or cross-reference factors that have materially affected the comparability of the information presented. For example, for the fiscal year ended December 31, 2004, you changed your estimate of scrap value on ships, resulting in a decrease in depreciation expense of $1.4 million.
The Company has supplemented the disclosure by adding a footnote on pages 6 and 25 of the F-1 and page 6 of the F-4 to explain the reasons behind the change in depreciation expense.
18.	Expand Selected Historical Financial Information to include financial data for the fiscal years ended 2001 and 2000. Please note that five fiscal years are required to be presented in accordance with Item 3.A.1 to the Form 20-F. We also refer you to Instruction 2 to Item 3.A of the Form 20-F.
The Company has not included financial data for the years ended 2001 and 2000 since the Company was only recently formed in May 2005 and incurred significant expense in the preparation of its consolidated financial statements for 2002, 2003 and 2004 in connection with the initial public offering. The Company believes that it would constitute “unreasonable effort or expense” for it to include the first two years of the Selected Consolidated Financial Data reflecting the discussion by the Staff in “International Reporting and Disclosure Issues in the Division of Corporation Finance,” dated October 1, 2003. The Company’s predecessor (which is the separate ship-owning entities that became wholly-owned by the Company subsequent to its formation) prepared financial statements for the years ended December 31, 2000 and 2001 on a basis different from the financial statements included in the Form F-1 and Form F-4. The Company believes that the effort and cost involved in converting such financial statements into a basis similar to those financial statements included in Form F-1 and Form F-4 would be unreasonably burdensome.
Risk Factors, page 6
Industry Risk Factors, page 7
The value of our vessels may fluctuate, adversely affecting our earnings, liquidity....

19.	Briefly explain how any change in the assessed value of any of your vessels might cause a violation of the covenants of each secured credit agreement. Also, briefly describe the secured credit agreements and the specific covenants or provide a specific cross-reference to another section of the prospectus where you provide this information in greater detail.
The Company has supplemented the disclosure on page 8 of the F-1 and page 20 of the F-4 to explain how a change in the assessed value of its vessels might cause a violation of the covenants in the Company’s secured credit agreements.
Rising fuel prices may adversely affect our profits, page 10
20.	Please revise to provide some contextual information for this risk. For example, are current fuel prices high as compared to historical prices, have prices been rising or falling recently, and by how much? This type of information will help investors better assess the magnitude of the risk.
The Company has supplemented the disclosure on page 11 of the F-1 and page 23 of the F-4 to provide contextual information for the risk of rising fuel prices.
Company Risk Factors, page 12
We may not be able to pay dividends, page 12
21.	Please provide more information so that investors can better appreciate the risk. For example, we note from your MD&A section that you have paid dividends in prior years. Also, we note your statement here that loan agreements may prohibit you from paying dividends; has that occurred in the past? Revise to address these issues, and others, as appropriate.
The Company has supplemented the disclosure on page 14 of the F-1 and page 25 of the F-4 to explain that covenants in the Company’s loan agreements could restrict the amount of dividends that the Company can pay, but that since 2002, the Company has been able to pay out dividends without being restricted under its loan agreements.
22.	We note your reference to the “anticipated amounts and frequency” of dividends to be paid in the last sentence of this risk factor discussion; however we do not find disclosure in the document regarding the anticipated amount of dividends you intend to pay. Please clarify and revise as necessary.
The Company has revised the disclosure on page 14 of the F-1 and page 25 of the F-4 to delete the reference to the anticipated amount of dividends to be paid since such amount is not currently known and will depend on a number of factors each quarter, such as the Company’s earnings and cash requirements.

We and our principal officers have affiliations with Eurobulk that could create... page 12
23.	Please identify whether Eurobulk currently manages other drybulk carriers, and if so, whether conflicts of interests have arisen in the past that were resolved in a manner unfavorable to Euroseas or its predecessor company.
The Company has supplemented the disclosure on page 13 of the F-1 and page 25 of the F-4 to indicate that Eurobulk does not currently manage other drybulk carriers and that no past conflicts have been resolved in a manner unfavorable to Euroseas or its predecessor company.
Our operations outside the United States of America expose it to global risks... page 16
24.	Revise the caption to explain more specifically the nature of the risks to which you refer. Although from the narrative it appears that you are referring to the risk of attack against your ships through mining, piracy or terrorism, the generic term “global risk” may also suggest other international considerations of a different nature, such as foreign regulatory restrictions or weather conditions, which are not addressed in the narrative. Also, revise the narrative to discuss whether you are insured against these types of losses.
The Company has revised the disclosure on page 18 of the F-1 and page 29 of the F-4 to more specifically identify the nature of the global risks and to disclose that it is not fully insured against such risks. The Company did not add risks relating to weather and government regulations in this risk factor since these risks are addressed in other risk factors.
Because the Republic of the Marshall Islands....page 17
25.	If true, revise the caption to indicate that the laws of the Republic of the Marshall Islands may offer shareholders fewer rights and protections than typical United States (i.e., Delaware) law.
The Company has revised the caption on page 18 of the F-1 and on page 30 of the F-4 to indicate that under the law of the Republic of the Marshall Islands, shareholders may have fewer rights and protections than under typical United States law, such as Delaware.
Obligations associated with being a public company... page 17
26.	Revise the second sentence of the first paragraph to state that you will become subject to the reporting requirements of the Exchange Act after your offering.
The Company has revised the second sentence of the first paragraph on page 18 of the F-1 and page 30 of the F-4 to state that it will be subject to the reporting requirements of the Exchange Act.

Exposure to currency exchange rate fluctuations....page 18
27.	Revise the narrative to indicate whether you engage in hedging transactions against currency fluctuation.
The Company has supplemented the disclosure on page 19 of the F-1 and page 31 of the F-4 to indicate that it does not currently engage in any hedging transactions against currency fluctuations.
Forward Looking Statements, page 19
28.	The Section 27A safe harbor does not apply to initial public offerings. Please delete any such references accordingly.
The Company has deleted the references on page 20 of the F-1 and page 32 of the F-4.
Management’s Discussion and Analysis of Financial Condition... page 22
Cash Flows, page 26
29.	In the second to the last sentence, clarify that you have a working capital deficit of $7.07 million at June 30, 2005. Also, refer to the $4 million due from related companies. Expand to discuss the service period over which the receivable was earned and the timing and nature of the repayment. Explain that Silvergold Shipping Ltd. was a consolidated entity until May 31, 2005, when it declared a final dividend to its shareholders, and explain why the receivables were not paid to the Company at that time. Further, we note that the June 30, 2005 interim unaudited balance sheet provides a reference to footnote 5 rather than footnote 4. Please provide the requested disclosure here and in footnote 4.
The Company has supplemented the disclosure on page 30 of the F-1 and page 81 of the F-4 in response to the Staff’s comments. The Company has also added the disclosure to footnote 4. The Company has also revised the numbering of the footnotes so that they contain the proper references.
Dividend Policy, page 27
30.	Please discuss your current dividend policy in the context of your historical dividend policy. For example, briefly disclose whether you have declared dividends in prior years, when you have made those declarations, and how much you have paid out in dividends, as compared to your net income, among other variables, as appropriate.
The Company has supplemented the disclosure on page 32 of the F-1 and pages 14 and 83 of the F-4 to disclose the timing and amount of its historical dividends.
Liquidity and Capital Resources, page 27

31.	Include a statement confirming whether or not working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1. of Form 20-F.
The Company has included a statement on page 32 of the F-1 and page 83 of the F-4 confirming that working capital is sufficient for its present requirements.
For the year ended December 31, 2Q04 compared to the year ended December 31, 2003, page 28
Depreciation and amortization, page 28
32.	Where you have revised the estimated scrap price and useful life for the vessel Ariel, expand to also disclose the impact to net income on a per share basis. We suggest you place this per share disclosure also under Critical Accounting Policies — Depreciation, and also include in Note 4 to the audited year end financial statements. Refer to paragraph 33 of APB No. 20.
The Company has supplemented the disclosure on pages 33, 37 and Note 4 in the F-1 and on pages 84, 87 and Note 4 in the F-4 to disclose the impact on net income on a per share basis.
Critical Accounting Policies, page 3l
Deferred drydock costs, page 32
33.	We note disclosure of the types of costs capitalized as ‘deferred drydock costs’. It is our position that, other than the actual costs incurred at the drydock yard, the other costs represent indirect/incidental costs that provide no future benefit, and should be expensed as incurred. For example, the cost of fuel consumed between the vessel’s last discharge port prior to the drydock and the time the vessel leaves the drydock yard, along with the costs of hiring riding crews (and the repair parts used) to perform repairs and maintenance en route to the drydock yard are period costs, and not drydocking costs. Those repair and maintenance costs that do not significantly improve or extend the useful life of the vessel should not be capitalized, but rather should have their own accounting policy, separate from those costs that represent major improvements that significantly expand the vessel’s useful life. Please revise your MD&A discussion, financial statements and related footnotes accordingly to comply.
The Company did not include the costs of fuel consumed from the vessel’s last discharge port prior to the dry-dock yard as part of dry-docking costs. Accordingly, we revised the disclosure on page 37 of the F-1 and page 88 of the F-4 in respect to such costs.
The Company adheres to the requirements set by classifications societies in planning and executing the dry-docking of its vessels. Drydockings are typically done in connection with a special survey (every 5 years) or an intermediate survey (occurring between special surveys) as specified by the classification societies. Thus, each vessel is dry-docked approximately every two to three years. We refer you to the discussion on “Inspection by Classification Societies” on page 47 of the F-1 and on page 69 on the F-4.
The Company, depending on the distance and length of voyage between the last discharge port and the dry-dock yard, usually hires riding crews to board its vessels from the last discharge port to the dry-dock yard and, in most cases, those crews stay with the vessels in the dry-dock yard to perform additional required dry-dock procedures. The riding crews are experienced and expert personnel and are not part of the regular crew of the vessel. The riding crews perform specific tasks determined by the Company in accordance with the requirements of the classification society in connection with the dry-docking. We would like to mention that those procedures (such as, for example, replacing steel plates in various parts of the vessel), if not performed while the vessel is in transit from its last discharge port to the dry-dock yard, would be performed in the dry-dock yard. The Company’s primary consideration for hiring riding crews is to minimize the cost and time spent by the vessel on the dry-dock yard and, therefore, maximize the available time for revenue producing voyages. Based on the foregoing, we respectfully state that the cost of riding crews and the costs of materials used in performing tasks that are part of the standards set by the classification societies are part of the costs of the dry-dock. In addition, the practice of hiring riding crews and capitalizing the related costs as part of dry-docking costs is consistent with the practice of existing registrants within the shipping industry.
Furthermore, we would like to mention that based on the last dry-docking of each of our 7 vessels, which were all performed within the last three years, the average cost of hiring riding crews was $13,100 per dry-docking representing 2.3% of the average dry-docking cost of the above mentioned dry-dockings of about $570,000 per dry-docking. The amortization expense related to the total deferred dry-dock costs amounted to $538,646, $599,774, $931,578, $312,318, and $632,458 for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005, respectively, representing on average 5.6% of our total operating expenses. Accordingly, the Company believes that the riding crew costs are not material to the Company’s financial position and results of operations.
Business, page 37
34.	Please expand disclosure to more fully describe your international operations and port calls made by your vessels in areas such as the Arabian Gulf, the South China Sea the Asia Pacific region generally. We note, for example, your risk factor disclosure on page 16 regarding the past political conflicts in the Arabian Gulf and the South China Sea. We also note your disclosure on page 8, noting that a significant number of the port calls made by your vessels involve the loading or discharging of raw materials and semi-finished products in the Asia Pacific region.

The Company has supplemented the disclosure on page 44 of the F-1 and page 66 of the F-4 to describe its international operations.
35.	Briefly explain how the Cove merger relates to your business operations.
The Company has supplemented the disclosure on page 48 of the F-1 to explain that although Cove’s operations do not relate to the business of the Company, such merger was necessary to consummate the private placement transaction.
Principal Shareholders, page 48
36.	Please disclose in a footnote the natural persons who have voting or investment control over the 29.75 million shares owned by Friends Investment Company.
The Company has revised the disclosure on page 53 of the F-1 and page 75 of the F-4 to include the individual that has investment power and voting control over the securities owned by Friends Investment Company Inc.
Certain Related Transactions, page 49
37.	Please identify the shareholder who provided personal guarantees for all of Euroseas’ debts, as well as the amount of debt involved, if feasible. Refer to Item 7.B. of Form 20-F.
The Company has revised the disclosure on page 54 of the F-1 and page 76 of the F-4 to identify the individual that has guaranteed all of the Company’s debt.
Description of Euroseas Securities, page 49
38.	Provide a separate disclosure section that describes the warrants held in connection with the current offering. For example, describe provisions for changes or adjustments in the exercise price and any other material terms of the warrants. Refer to Item 12.B. of Form 20-F.
The Company has inserted additional disclosure on page 55 of the F-1 and page 92 of the F-4 to describe the warrants.
Tax Considerations, page 55
39.	Please delete or revise the first sentence of the last paragraph on page 61. Currently it serves as an inappropriate disclaimer. Also please refrain from emphasizing the entire paragraph in all-capital letters.
The Company has deleted the first sentence of the last paragraph on page 66 of the F-1 and page 44 of the F-4. The Company has also changed the font so that all of the words are no longer capitalized.

Financial Statements
Note 2. Significant Accounting Policies, page F-8
Revenue and Expense Recognition
40.	Please revise to disclose when you recognize vessel operating expenses.
The Company has supplemented the disclosure on pages 37 and F-10 of the F-1 and pages 88 and F-24 of the F-4 to disclose when it recognizes vessel operating expenses.
Note 9. Related Party Transactions, page F-15
41.	See the top paragraph on page F-16. To the extent there is not a right of offset, please disclose the gross amount “due from related parties”, as it appears you have netted the disbursements and collections due to/from the Management Company.
The Company has supplemented the disclosure on page F-16 of the F-1 and page F-30 of the F-4 to state that there is a right of offset.
Note 17. Subsequent Events, page F-20
Refinance of Loans
42.	Please clarify in the footnotes the related affiliation between Alterwall Shipping, Inc. and Alterwall Business, Inc.
The Company has revised the disclosure to correct a typographical error. Both references should have been to Alterwall Business, Inc.
43.	See the May 24, 2005 loan transaction of Allendale Investments S.A. and Alterwall Business, Inc. Please clarify how it was determined that there was only $3.6 million outstanding in old loans. Footnote 10 ascribes an outstanding loan balance at December 31, 2004 of $3.7 million for Alterwall Shipping, Inc. and $4.5 million for Allendale Investments S.A. for a total of $8.2 million. Please revise or advise.
The Company has revised the disclosure in the F-pages to the F-1 and the F-4 concerning the loan transaction of Allendale Investments S.A. and Alterwall Business, Inc.
June 30, 2005 Interim Financial Statements
44.	It appears footnote 5 has been inadvertently omitted. Further, the references shown on the face of the June 30, 2005 interim unaudited balance sheet do not correlate with the respective footnotes. Please revise as appropriate.
The Company has revised the numbering of the footnotes so that they contain the proper references.

Age of Financial Statements
45.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.
The Company notes that since this is its initial public offering, under Item 8 of Form 20-F, it is permitted to use audited financial statements that are as of a date no older than 12 months at the time the registration statement is filed. However, since the registration statement is more than nine months after the end of its last audited financial year, the Company acknowledges that it is required to include unaudited financial statements covering the first six months of 2005. The Company has included such financial statements in the F-1 and the F-4. The Company confirms that it will continue to consider the financial updating requirements set forth in Rule 3-12 of Regulation S-X.
Accountants Consents
46.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. In addition, the consent should specifically refer to Note 17 (1), as applicable, as shown on the report of the independent registered public accounting firm on page F-2.
The Company acknowledges that all amendments will contain currently dated accountants’ consents and that manually signed consents should be kept on file for five years. In addition, the consents now specifically refer to Note 17(1), as shown on the report of the Company’s independent registered public accounting firm on page F-2.
Part II
Recent Sales of Unregistered Securities page II-2
47.	Briefly state the facts relied on to make the exemption from registration available. Refer to Item 7 of Form F-1 and Item 701(d) of Regulation S-K.
The Company has added disclosure to Item 7 indicating the facts relied upon to make the exemption from registration available.
48.	Please confirm that you will comply with the disclosure requirements regarding the use of proceeds in future filings, as required by Item 701(f) of Regulation S-K.
The Company confirms that it will comply with the disclosure requirements regarding the use of proceeds in future filings, as required by Item 701(f) of Regulation S-K.
Form F-4
General

49.	Please revise this filing to comply with our comments issued on the Form F-1 Registration Statement, File No. 333-129145, as applicable. In addition, please revise the Form F-4 for the following comments.
The Company has revised the F-4 to comply with the Staff’s comments issued on the Form F-1 Registration Statement, File No. 333-129145, as applicable.
50.	Please reconcile the number of common shares being registered under the Form F-4 Registration Statement of 1,079,167 shares with the 818,604 shares to be issued in the Merger as disclosed in the Form F-1 Registration Statement.
The Company advises the Staff that up to 1,079,167 shares of Euroseas common stock may be issued to stockholders of Cove in connection with the merger, assuming all Cove stockholders participate in the merger. The Company is registering the offering of all 1,079,167 shares pursuant to the F-4. Under the F-1, the Company is also registering for resale the shares owned by the existing Euroseas shareholders who purchased shares and warrants in the private placement transaction. Under the F-1, the Company is also registering for resale 818,604 shares of Euroseas common stock that will be issued to certain affiliates of Cove in connection with the merger since these shares would otherwise be subject to a one year holding period under Rule 145 of the Securities Act. The remaining 260,563 shares of Euroseas stock that may be issued in the merger are not being registered for resale under the F-1 since such shares will be issued to non-affiliates of Cove and, therefore, should not be subject to the one year holding period under Rule 145. The Company has supplemented the disclosure on pages 18 and 77 of the F-4 to indicate that it has agreed to register for resale 818,604 of the 1,079,167 shares to be issued in the merger. These 818,604 shares will be issued in the merger to certain affiliates of Cove.
51.	In addition, we note the pro forma balance sheet at page 9 reflects the issuance of the 1,079,167 shares in the Merger as newly-issued shares of Euroseas Ltd., whereas the Form F-1 Registration Statement discloses that the shares to be issued in the merger are shares held by Selling Shareholders of Euroseas Ltd. Please advise and revise the documents, as appropriate.
The Company refers to its response to comment 50 above to explain why it is registering the resale of 818,604 shares of the 1,079,167 shares to be issued to Cove stockholders in the merger. The Company advises the Staff that up to 1,079,167 shares of Euroseas common stock may be issued to stockholders of Cove in connection with the merger, assuming all Cove stockholders participate in the merger. These will be newly issued shares by the Company. Under the F-1, the Company is registering for resale 818,604 of the 1,079,167 shares of Euroseas common stock that will be issued in the merger. The Company has revised the disclosure in the F-1 and F-4 to explain that although such shares have not yet been issued, they will be issued in the merger and that 818,604 such shares are being registered for resale.
Cove Historical Financial Information, page 7

52.	Please expand the table to provide selected historical financial information of the balance sheet for each of the fiscal years ended September 30, 2004, 2003 and 2002.
The Company has added the selected historical information of the balance sheet for Cove on page 7 of the F-4 for each of the fiscal years ended September 30, 2004, 2003 and 2003.
Selected Unaudited Pro Forma Financial Information, page 8 and
Unaudited Pro Forma Condensed Consolidated Financial Statements, page 29
53.	Expand footnote explanation (2) to disclose that the repayment of trade accounts payable and loan from stockholder resulted in forgiveness of debt in the net amount of $129,152, which is reflected as additional paid-in capital.
The Company has supplemented the disclosure in footnote (2) on pages 10 and 35 to explain that the repayment of trade accounts and loan from stockholder amounting to $129,152 were reflected in additional paid-in capital.
54.	It appears that no pro forma accounting treatment has been given to the value of the common stock purchase warrants issued in the August 25, 2005 private placement. Please revise and tell us how you determined the value, if any, of the warrants, and the analysis given to determining whether the warrants are deemed to be a freestanding derivative instrument within the scope of paragraphs 6-9 of SFAS No. 133 that would be accounted for at fair value with changes in fair value recorded in income. We may have further comments after our review of your response.
The common stock purchase warrants (“warrants”) referred to in the Staff’s comment above were issued together with the Euroseas common stock to private placement investors on August 25, 2005. For every share of Euroseas common stock issued, the private placement investors received 0.25 warrants, with each warrant entitling its holder to purchase one share of Euroseas common stock at an exercise price of $3.60 per share (subject to certain adjustments) within a period of five years from the date of the issuance of the warrants. The issue price in the private placement for each share of Euroseas common stock with 0.25 warrant was $3.00. A private placement investor may sell the Euroseas common stocks acquired in the private placement to third parties and the warrant remains with the initial private placement investor or its transferees and remains exercisable for the remainder of the five year period. The private placement investors may also sell or transfer each warrant separate from the related Euroseas common stocks so long as such sale or transfer complies with applicable securities laws.
The Company concluded that such warrants are not deemed to be derivative instruments within the scope of paragraphs 6-9 of SFAS No. 133 since they do not meet the criteria of paragraphs 6(c) and 9 of FASB No. 133 because of the following: (i) the holders need to pay the fixed exercise price of $3.60 per share and Euroseas needs to physically deliver the Euroseas common stocks upon exercise of the warrants and allows no other settlement alternatives except that their terms permit net settlement in shares (or cashless exercise) at the option of the holders starting after one year from their issuance and only if Euroseas common stock trades in public equity markets (therefore, the criteria in paragraph 9.a of FASB No. 133 is not met); (ii) the warrants and the underlying Euroseas common stock are not traded in any public equity market and there are no available institutional or side agreements that provide Euroseas with the ability to enter into offsetting contracts that relieve Euroseas of all of its rights and obligations under the terms of the warrants (therefore, there is no market mechanism that allows net settlement and, accordingly, the criteria in paragraph 9.b of FASB No. 133 is not met); and (iii) Euroseas is required to issue Euroseas common stock upon exercise (therefore, it does not provide for delivery of an asset that puts the recipient in a position not substantially different from net settlement).
The Company included the value attributable to the warrant in the pro forma financial information as part of the line item “additional paid-in capital” in the equity section. The Company believed that a separate line item is not warranted in the equity section of the pro forma financial information as the aggregate value of the warrants is not relevant in the investors’ analysis of the future prospects of Euroseas. We will add a disclosure in the pro forma financial information about the warrants and their key terms and conditions.
55.	Expand the pro forma statements of income to include pro forma earnings per share data, including providing a footnote as to its calculation, including the number of weighted average common shares.
The Company has supplemented the disclosure on pages 11 and 36 of the F-4 to disclose the pro forma earnings per share data and the number of shares used in the calculation.
Financial Statements
Cove Apparel Inc.
Report of Independent Registered Public Accounting Firm, page F-2
56.	We note the fiscal year ended September 30, 2003 has been audited by other auditors. Amend the filing to include the report of the other auditors, along with their consent to the use of their report in the Registration Statement on Form F-4 of Euroseas, Ltd. We refer you to Note 2 to Item 310 of Regulation S-B and also Rule 2-05 of Regulation S-X.
The Company advises the Staff that it is in the process of obtaining the consent of Cove’s prior auditors and will include in the next amendment to the F-4 their audited report for fiscal year ended September 30, 2003 and their consent to use such report in the F-4.
Age of Financial Statements
57.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

The Company refers to its response to Comment 45 above. Since the Company is the registrant under the F-4, it believes that it is only required to include unaudited financial statements covering the first six months of 2005. In order to keep the dates of the financial statements of the Company and Cove consistent and to be able to provide pro forma financial statements that speak of the same date, the Company has included Cove’s unaudited financial statements covering the first six months of 2005 in the F-4. The Company confirms that it will continue to consider the financial updating requirements set forth in Rule 3-12 of Regulation S-X.
Accountants Consents
58.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. In addition, the consent at Exhibit 23.3 for Euroseas Ltd. should specifically refer to Note (1), as applicable, as shown on the report of the independent registered public accounting firm on page F-16. Further, the consent at Exhibit 23.4 for Cove Apparel, Inc. should indicate that the audit report along with the financial statements have been included in the Form F-4 Registration Statement, rather than incorporated by reference from the Annual Report on Form 10-KSB.
The Company acknowledges that all amendments will contain currently dated accountants’ consents and that manually signed consents should be kept on file for five years. In addition, the consent at Exhibit 23.3 now specifically refers to Note 17(1), as shown on the report of the Company’s independent registered public accounting firm on page F-16. Also, the consent at Exhibit 23.4 for Cove Apparel, Inc. now indicates that the audit report along with the financial statements have been included in the Form F-4 Registration Statement, rather than incorporated by reference from the Annual Report on Form 10-KSB.
     The Company thanks the Staff for its close attention to the Registration Statements and looks forward to receipt of any additional comments.
     Please feel free to contact the undersigned at (212) 574-1206 or Craig A. Sklar of this office at (212) 574-1386 with any questions or comments.
  Very truly yours,

SEWARD & KISSEL LLP
By:	/s/ Lawrence Rutkowski
Lawrence Rutkowski
Partner